SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC 20549
                         ___________

                         SCHEDULE 13 D

             Under the Securities Exchange Act of 1934

                          (Amendment No. 3)


                      Mariner Health Group, Inc.
________________________________________________________________
                          (Name of Issuer)

               Common Stock, $.01 par value per share
_________________________________________________________________
                    (Title of Class of Securities)


                              68 45J 109
_________________________________________________________________
                            (CUSIP Number)

               Samuel B. Kellett, as Stockholders Agent
                         1935 Garraux Road NW
                      Atlanta, Georgia 30327
                         (404) 233-7281
_________________________________________________________________
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                         August 18, 1997
________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following. [ ]

CUSIP No.     68 45J 109          13D          Page 2 of 19 Pages
________________________________________________________________

 (1) Name of Reporting Person:
          Stiles A. Kellett, Jr.
          (As a Member of the Kellett Stockholders Group.)
     S.S. or I.R.S. Identification Nos. of Above Person:
________________________________________________________________
 (2) Check the Appropriate Box if a Member of a Group     (a) [X]
                                                          (b) [ ]
_______________________________________________________________
 (3) SEC Use Only
________________________________________________________________

 (4) Source of Funds: OO
________________________________________________________________

 (5) Check Box if Disclosure of Legal Proceedings is Required
pursuant to Items 2(d) or 2(e) [  ]
________________________________________________________________

 (6) Citizenship or Place of Organization: United States of
America
________________________________________________________________

Number of Shares          (7)  Sole Voting Power: 3,051,443*
Beneficially Owned by     _______________________________________
Each Reporting            (8)  Shared Voting Power: 0
Person With               _______________________________________
                          (9)  Sole Dispositive Power: 3,051,443*
                         _______________________________________
                          (10) Shared Dispositive Power: 0
________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          Stiles A. Kellett, Jr.: 3,051,443
          Kellett Stockholders Group: 6,095,771
________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares      [ ]
________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):
          Stiles A. Kellett, Jr.: 10.4%
          Kellett Stockholders Group: 20.8%
________________________________________________________________
(14) Type of Reporting Person: IN
________________________________________________________________
*Includes the shares owned by Kellett Partners, L.P. All shares are subject to the terms of the Stockholders Agreement described in Item 6.

CUSIP No.     68 45J 109          13D          Page 3 of 19 Pages
_________________________________________________________________

 (1) Name of Reporting Person:
          Samuel B. Kellett
          (As a member of the Kellett Stockholders Group.)
     S.S. or I.R.S. Identification Nos. of Above Person:
________________________________________________________________
 (2) Check the Appropriate Box if a Member of a Group     (a) [X]
                                                          (b) [ ]
________________________________________________________________
 (3) SEC Use Only
________________________________________________________________
 (4) Source of Funds: OO
________________________________________________________________
 (5) Check Box if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________

 (6) Citizenship or Place of Organization: United States of
America
________________________________________________________________

Number of Shares          (7) Sole Voting Power: 2,208,946*
Beneficially Owned By     ______________________________________
Each Reporting            (8) Shared Voting Power: 0
Person With               ______________________________________
                          (9) Sole Dispositive Power: 2,208,946*
                          ______________________________________
                          (10)Shared Dispositive Power: 0
________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          Samuel B. Kellett: 2,208,946
          Kellett Stockholders Group: 6,095,771
________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares [ ]
________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):
          Samuel B. Kellett: 7.5%
          Kellett Stockholders Group: 20.8%
________________________________________________________________
(14) Type of Reporting Person: IN
________________________________________________________________
*Includes 18,750 shares owned by Samuel B. Kellett as trustee of the Margaret M. Varnado trust dated July 30, 1976. As trustee Mr. Kellett has the sole voting and dispositive power over these shares. The shares owned by Mr. Kellett as trustee are not included in the total for the Kellett Stockholders Group. The shares owned by Mr. Kellett individually are subject to the terms of the Stockholders Agreement described in Item 6.

CUSIP No.     68 45J 109               13D     Page 4 of 19 Pages
_________________________________________________________________

 (1) Name of Reporting Person:
          William R. Bassett, as Trustee of the Samuel B. Kellett, Jr. Irrevocable Trust Dated November 1, 1991 (As a member of the Kellett Stockholders Group.)
     S.S. or I.R.S. Identification Nos. of Above Person:
________________________________________________________________
 (2) Check the Appropriate Box if a Member of a Group     (a)[X]
                                                          (b)[ ]
________________________________________________________________
 (3) SEC Use Only
________________________________________________________________

 (4) Source of Funds: OO
________________________________________________________________

 (5) Check Box if Disclosure of Legal Proceedings is Required
pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________

 (6) Citizenship or Place of Organization: United States of
America
________________________________________________________________

Number of Shares          (7) Sole Voting Power: 427,066*
Beneficially Owned By     ______________________________________
Each Reporting            (8) Shared Voting Power: 0
Person With                ______________________________________
                          (9)  Sole Dispositive Power: 427,066*
                          ______________________________________
                          (10) Shared Dispositive Power: 0
_________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          William R. Bassett, as Trustee: 427,066
          Kellett Stockholders Group: 6,095,771
_________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares [ ]
_________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):
          William R. Bassett, as Trustee: 1.5%
          Kellett Stockholders Group: 20.8%
_________________________________________________________________
(14) Type of Reporting Person: OO
_________________________________________________________________
*Subject to the terms of the Stockholders Agreement described in
Item 6.

CUSIP No.     68 45J 109          13D          Page 5 of 19 Pages
_________________________________________________________________

 (1) Name of Reporting Person:
          William R. Bassett, as Trustee of the Charlotte Rich Kellett Irrevocable Trust Dated November 1, 1991
          (As a Member of the Kellett Stockholders Group.)
     S.S. or I.R.S. Identification Nos. of Above Person:
_________________________________________________________________
 (2) Check the Appropriate Box if a Member of a Group     (a) [X]
                                                          (b) [ ]
_________________________________________________________________
 (3) SEC Use Only
_________________________________________________________________

 (4) Source of Funds: OO
_________________________________________________________________

 (5) Check Box If Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) [  ]
_________________________________________________________________

 (6) Citizenship or Place of Organization: United States of
America
_________________________________________________________________

Number of Shares          (7) Sole Voting Power: 427,066*
Beneficially Owned By     ______________________________________
Each Reporting            (8) Shared Voting Power: 0
Person With               ______________________________________
                          (9) Sole Dispositive Power: 427,066*
                          ______________________________________
                          (10) Shared Dispositive Power: 0
_________________________________________________________________

(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          William R. Bassett, as Trustee: 427,066
          Kellett Stockholders Group: 6,095,771
_________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares [ ]
_________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):
          William R. Bassett, as Trustee: 1.5%
          Kellett Stockholders Group: 20.8%
_________________________________________________________________
(14) Type of Reporting Person: OO

*Subject to the terms of the Stockholders Agreement described in
Item 6.

CUSIP No. 68 45J 109          13D            Page 6 of 19 Pages
_________________________________________________________________

 (1) Name of Reporting Person:
          William R. Bassett, as Trustee of the Stiles A.
          Kellett III Irrevocable Trust Dated November 1, 1991 (As a Member of the Kellett Stockholders Group.)
     S.S. or I.R.S. Identification Nos. of Above Person:
________________________________________________________________
 (2) Check the Appropriate Box if a Member of a Group     (a) [X]
                                                          (b) [ ]
_________________________________________________________________
 (3) SEC Use Only
_________________________________________________________________
 (4) Source of Funds: OO
_________________________________________________________________
 (5) Check Box if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
_________________________________________________________________
 (6) Citizenship or Place of Organization: United States of
America
_________________________________________________________________

Number of Shares          (7) Sole Voting Power: 0*
Beneficially Owned By     ______________________________________
Each Reporting            (8) Shared Voting Power: 0
Person With               ______________________________________
                          (9) Sole Dispositive Power: 0*
                          ______________________________________
                          (10) Shared Dispositive Power: 0
_________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          William R. Bassett, as Trustee: 427,066
          Kellett Stockholders Group: 6,095,771
_________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares [ ]
_________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):
          William R. Bassett, as Trustee: 1.5%
          Kellett Stockholders Group: 20.8%
_________________________________________________________________
(14) Type of Reporting Person: OO
_________________________________________________________________
*427,066 shares formerly owned by the trust have been transferred to Kellett Partners, L.P., of which the trust is a limited partner. Sole voting and dispositive power is vested in Stiles A. Kellett, Jr., as general partner of the partnership. The shares are subject to the terms of the Stockholders Agreement described in Item 6.

CUSIP No. 68 45J 109          13D            Page 7 of 19 Pages
_________________________________________________________________

 (1) Name of Reporting Person:
          William R. Bassett, as Trustee of the Barbara Katherine Kellett Irrevocable Trust Dated November 1, 1991
          (As a member of the Kellett Stockholders Group.)
     S.S. or I.R.S. Identification Nos. of Above Person:
_________________________________________________________________
 (2) Check the Appropriate Box if a Member of a Group     (a) [X]
                                                          (b) [ ]
_________________________________________________________________
 (3) SEC Use Only
_________________________________________________________________
 (4) Source of Funds: OO
_________________________________________________________________
 (5) Check Box if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
________________________________________________________________
 (6) Citizenship or Place of Organization: United States of
America
_________________________________________________________________

Number of Shares          (7)Sole Voting Power: 0*
Beneficially Owned By     ______________________________________
Each Reporting            (8)Shared Voting Power: 0
Person With               ______________________________________
                          (9)Sole Dispositive Power: 0*
                          ______________________________________
                          (10)Shared Dispositive Power: 0
________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          William R. Bassett, as Trustee: 427,066
          Kellett Stockholders Group: 6,095,771
_________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares [ ]
_________________________________________________________________

(13) Percent of Class Represented by Amount in Row (11):
          William R. Bassett, as Trustee: 1.5%
          Kellett Stockholders Group: 20.8%
_________________________________________________________________
(14) Type of Reporting Person: OO
_________________________________________________________________
*427,066 shares formerly owned by the trust have been transferred to Kellett Partners, L.P., of which the trust is a limited partner. Sole voting and dispositive power is vested in Stiles A. Kellett, Jr., as general partner of the partnership. The shares are subject to the terms of the Stockholders Agreement described in Item 6.

CUSIP No. 68 45J 109          13D            Page 8 of 19 Pages
________________________________________________________________

 (1) Name of Reporting Person:
          Kellett Partners, L.P. (Stiles A. Kellett, Jr., General
          Partner)
          (As a member of the Kellett Stockholders Group.)
     S.S. or I.R.S. Identification Nos. of Above Person:
_________________________________________________________________
 (2) Check the Appropriate Box if a Member of a Group     (a) [X]
                                                          (b) [ ]
_________________________________________________________________
 (3) SEC Use Only
_________________________________________________________________
 (4) Source of Funds: OO
_________________________________________________________________
 (5) Check Box if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
_________________________________________________________________
 (6) Citizenship or Place of Organization: United States of
America
_________________________________________________________________

Number of Shares          (7)Sole Voting Power: 0*
Beneficially Owned By     ______________________________________
Each Reporting            (8)Shared Voting Power: 0
Person With               ______________________________________
                          (9)Sole Dispositive Power: 0*
                          ______________________________________
                          (10)Shared Dispositive Power: 0
________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting
Person:
          Kellett Partners, L.P.: 862,760
          Kellett Stockholders Group: 6,095,771
_________________________________________________________________
(12) Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares [ ]
_________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11):
          Kellett Partners, L.P.: 2.9%
          Kellett Stockholders Group: 20.8%
_________________________________________________________________
(14) Type of Reporting Person: PN
_________________________________________________________________
*The partnership owns 862,760 shares. The voting and dispositive power is vested in Stiles A. Kellett, Jr., the general partner. These shares are included in the total for Stiles A. Kellett, Jr. These shares are subject to the terms of the Stockholders Agreement described in Item 6.
________________________________________________________________

                                             Page 9 of 19 Pages

Item 1. Security and Issuer.

     Common stock, $.01 par value per share

     Mariner Health Group, Inc.
     125 Eugene O'Neill Drive
     New London, Connecticut 06320

Item 2.  Identity and Background.

     (a) Name and Address of Principal Office.

          Kellett Stockholders Group, consisting of:
               Stiles A. Kellett, Jr
               Samuel B. Kellett
               William R. Bassett, as Trustee of the Samuel B.
                    Kellett, Jr. Irrevocable Trust dated November
                    1, 1991
               William R. Bassett, as Trustee of the Charlotte
                    Rich Kellett Irrevocable Trust dated November
                    1, 1991
               William R. Bassett, as Trustee of the Stiles A.
                    Kellett III Irrevocable Trust dated November
                    1, 1991
               William R. Bassett, as Trustee of the Barbara
                    Katherine Kellett Irrevocable Trust dated
                    November 1, 1991
               Kellett Partners, L.P., Stiles A. Kellett, Jr.,
                    General Partner

          Kellett Stockholders Group
          c/o Samuel B. Kellett, Stockholders Agent
          1935 Garraux Road, NW
          Atlanta, Georgia 30327

     (b) Residence or Business Address.

          Stiles A. Kellett, Jr.
          200 Galleria Parkway, Suite 1800
          Atlanta, Georgia 30339

          Samuel B. Kellett
          1935 Garraux Road NW
          Atlanta, Georgia 30327

          William R. Bassett
          Smith, Bassett, Purcell & Koenig
          2970 Clairmont Road
          Suite 600
          Park Central
          Atlanta, Georgia 30329

     (c)  Present Principal Occupation.

          Stiles A. Kellett, Jr. - Chairman and Owner, Kellett
               Investment Corporation

                                              Page 10 of 19 Pages
          Samuel B. Kellett - President and owner, Samuel B.
               Kellett Investments
          William R. Bassett - Attorney, Smith, Bassett, Purcell
               & Koenig

     (d)  Conviction(s) in Any Criminal Proceeding.

          Not Applicable.

     (e)  Party to Civil Proceeding(s) Pertaining to State or
Federal Securities Laws.

          Not Applicable.

     (f)  Citizenship.

          United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

     5,853,656 of the shares of the common Stock, $.01 par value per share (the "Common Stock") of Mariner Health Group, Inc. ("Mariner") owned by the members of the Kellett Stockholders Group were acquired as consideration for the merger (the "Merger") of Blue Corporation, a Georgia corporation and a wholly-owned subsidiary of Mariner ("Blue"), into and with Convalescent Services, Inc., a Georgia corporation ("CSI"). Prior to the Merger, each of Stiles A. Kellett, Jr. and Samuel B. Kellett owned 364 shares, and each of the four trusts of which Mr. Bassett is the Trustee owned 75 shares, of the capital stock of CSI. The 242,115 remaining shares of Mariner Common Stock beneficially owned by the Kellett Stockholders Group not acquired in the merger consist of 160,000 shares purchased by Stiles A. Kellett, Jr. prior to the Merger in the open market at prices prevailing at the time of purchase, 7,500 shares subject to currently exercisable options granted to Stiles A. Kellett, Jr., 115,000 shares purchased by Samuel B. Kellett after the merger in the open market at prices prevailing at the time of purchase, and 2,500 shares subject to currently exercisable options granted to Samuel B. Kellett. Subsequently, Stiles A. Kellett, Jr. transferred a portion of his shares to Kellett Partners, L.P., and Mr. Bassett, as trustee of the Stiles A. Kellett III and the Barbara Katherine Kellett trusts, transferred all of the shares owned by such trusts to Kellett Partners, L.P., in exchange for interests in the partnership. No cash consideration was involved. Stiles A. Kellett, Jr. recently contributed 42,885 shares of his stock to several public charities.

Item 4.  Purpose of Transaction.

     The shares of Common Stock acquired by the Kellett Stockholders Group pursuant to the merger were acquired solely as consideration for the Merger and as an investment by the members of the group. In connection with the merger and pursuant to that certain Stockholders Agreement dated as of January 9, 1995 by and among Mariner and the members of the group other than Kellett Partners, L.P., as amended (the "Stockholders Agreement"), Samuel
B. Kellett was designated and serves as the Stockholders Agent

                                             Page 11 of 19 Pages
 and Stiles A. Kellett, Jr. was appointed and currently serves as a member of the Board of Directors of Mariner. Samuel B. Kellett also currently serves as a member of the Board of Directors of Mariner. Stiles A. Kellett, Jr. and Mr. Bassett, as trustee, transferred shares to Kellett Partners, L.P. for estate planning purposes.

Item 5. Interest in Securities of the Issuer.

     (a) Aggregate Number and Percentage of Securities
Beneficially Owned.

     Stiles A. Kellett, Jr.:          3,051,443            10.4%
                                   (See Note 1 below)
     Samuel B. Kellett                2,208,946             7.5%
                                   (See Note 2 below)
     William R. Bassett as
       Trustee of the Samuel B.
       Kellett Irrevocable Trust       427,066              1.5%
     William R. Bassett as
       Trustee of the Charlotte
       Rich Kellett Irrevocable
       Trust                            427,066             1.5%
     William R. Bassett as
       Trustee of the Stiles A.
       Kellett, III Irrevocable
       Trust                            427,066             1.5%
                                   (See Note 3 below)
     William R. Bassett as
       Trustee of the Barbara
       Katherine Kellett
       Irrevocable Trust                427,066             1.6%
                                   (See Note 3 below)
     Kellett Partners, L.P.            862,760              2.9%
                                   (See Note 4 Below)
     Kellett Stockholders Group:       6,095,771           20.8%
____________
Note 1:

Includes 2,181,183 shares owned directly by Mr. Kellett; 7,500 shares subject to options owned by Mr. Kellett; and 862,760 shares owned by Kellett Partners, L.P., but for which the voting power and the investment power is controlled by Mr. Kellett as the sole general partner of Kellett Partners, L.P.

____________
Note 2:

Includes 2,187,696 shares owned directly by Mr. Kellett; 2,500 shares subject to options owned by Mr. Kellett; and 18,750 shares owned by Mr. Kellett as trustee of the Margaret M. Varnado trust dated July 30, 1976. As trustee Mr. Kellett has the sole voting and dispositive power over these shares. The shares owned by Mr. Kellett as trustee are not included in the total for the Kellett Stockholders Group.
____________
Note 3:

These shares are owned by Kellett Partners, L.P. However, the trusts are limited partners of Kellett Partners, L.P. and thus have a beneficial interest in these shares. These shares are

                                             Page 12 of 19 Pages
 included in the shares beneficially owned by Stiles A. Kellett,
Jr. and Kellett Partners, L.P.
____________
Note 4:

These shares are included in the shares beneficially owned by
Stiles A. Kellett, Jr. and are also included in the shares
beneficially owned by the Stiles A. Kellett III trust and the
Barbara Katherine Kellett trust.
___________

     (b) Number of Shares as to which Reporting Person has:

          (i)Sole Power to Vote or Direct the Vote:

          Stiles A. Kellett, Jr.:         3,051,443***
          Samuel B. Kellett:              2,208,946**
          William R. Bassett as
                 Trustee of the Samuel B.
                 Kellett Irrevocable        427,066*
               Trust
          William R. Bassett as
                 Trustee of the Charlotte
                 Rich Kellett Irrevocable
                 Trust                      427,066*
          William R. Bassett as
               Trustee of the Stiles A.
               Kellett, III Irrevocable
               Trust                              0***
          William R. Bassett as
               Trustee of the Barbara
               Katherine Kellett
               Irrevocable Trust                  0***
          Kellett Partners, L.P.                  0***
          Kellett Stockholders Group:     6,095,771*

***The total for Stiles A. Kellett, Jr. includes 862,760 shares owned by Kellett Partners, L.P., a limited partnership of which Stiles A. Kellett, Jr. is general partner, and in that capacity has the voting and dispositive power over such shares. The limited partners of the partnership are the Stiles A. Kellett III and the Barbara Katherine Kellett trusts. The shares controlled by Stiles A. Kellett, Jr. are subject to the terms of the Stockholders Agreement described in Item 6.

**The total for Samuel B. Kellett includes 18,750 shares owned by Samuel B. Kellett as trustee of the Margaret M. Varnado trust dated July 30, 1976. As trustee Mr. Kellett has the sole voting and dispositive power over these shares. The shares owned by Mr. Kellett as trustee are not included in the total for the Kellett Stockholders Group. The shares owned by Mr. Kellett individually are subject to the terms of the Stockholders Agreement described in Item 6.

                                             Page 13 of 19 Pages

*Subject to the terms of the Stockholders Agreement described in
Item 6.

          (ii) Shared Power to Vote or Direct the Vote:

                              Not Applicable.

          (iii) Sole Power to Dispose or Direct the Disposition of:

          Stiles A. Kellett, Jr.:        3,051,443***
          Samuel B. Kellett:             2,208,946**
          William R. Bassett as
            Trustee of the Samuel B.
            Kellett Irrevocable Trust      427,066*
          William R. Bassett as
            Trustee of the Charlotte
            Rich Kellett Irrevocable
            Trust                          427,066*
          William R. Bassett as
            Trustee of the Stiles A.
            Kellett, III Irrevocable
            Trust                                0**
          William R. Bassett as
            Trustee of the Barbara
            Katherine Kellett
            Irrevocable Trust                    0***
          Kellett Partners, L.P.                 0***
          Kellett Stockholders Group:    6,095,771*

***The total for Stiles A. Kellett, Jr. includes 862,760 shares owned by Kellett Partners, L.P., a limited partnership of which Stiles A. Kellett, Jr. is general partner, and in that capacity has the voting and dispositive power over such shares. The limited partners of the partnership are the Stiles A. Kellett III and the Barbara Katherine Kellett Trusts. The shares controlled by Stiles A. Kellett, Jr. are subject to the terms of the Stockholders Agreement described in Item 6.

**The total for Samuel B. Kellett includes 18,750 shares owned by Samuel B. Kellett as trustee of the Margaret M. Varnado trust dated July 30, 1976. As trustee Mr. Kellett has the sole voting and dispositive power over these shares. The shares owned by Mr. Kellett as trustee are not included in the total for the Kellett Stockholders Group. The shares owned by Mr. Kellett individually are subject to the terms of the Stockholders Agreement described in Item 6.

*Subject to the terms of the Stockholders Agreement described in
Item 6.

          (iv) Shared Power to Dispose or Direct the Disposition of:

                              Not Applicable.

                                             Page 14 of 19 Pages

     (c)  Transactions effected since last Schedule 13D filing.

     On May 30, 1997 Mariner and the members of the Kellett Stockholders Group entered into an amendment of the Stockholders Agreement. A copy of the amendment is included as an exhibit to this filing. On August 18, 1997 Stiles A. Kellett, Jr. transferred 8,628 shares of his Mariner stock and William R. Bassett, as trustee of the Stiles A. Kellett III trust and the Barbara Katherine Kellett trust, transferred 427,066 shares held by each of these trusts, to Kellett Partners, L.P., a limited partnership in which Stiles A. Kellett, Jr. serves as general partner and the two trusts serve as limited partner, in exchange for interests in the partnership. On or about October 23, 1997 Stiles A. Kellett, Jr. transferred as a gift 42,885 shares of his Mariner stock to several public charitable organizations.

     (d)  Other Person with Right to Receive or Direct the
          Receipt of Dividends from the Proceeds of the Sale of the Securities.

                    Not Applicable

     (e) Date upon which the Reporting Person Ceased to be the Beneficial Owner of more than 5% of the Securities.

                    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Pursuant to the Stockholders Agreement, the Stockholders, acting through their designated agent (the "Stockholders Agent") may designate one nominee for election to the Board of Directors of Mariner. Mariner is then obligated to use all reasonable efforts to cause the person designated by the Stockholders Agent to be appointed or elected to the Board of Directors of Mariner. The Stockholders, and any permitted transferees, must vote all shares of Mariner Common Stock entitled to vote in the election of directors for the election as directors of all persons nominated by Mariner's Board of Directors.

     In addition to the provisions governing the election of directors, the Stockholders Agreement (i) limits the ability of the Stockholders to acquire additional shares of Mariner Common Stock, (ii) grants to Mariner a right of first refusal to purchase shares of Common Stock owned by the Shareholders and
(iii) limits the transfer of the shares of Common Stock acquired by the Stockholders in the Merger.

Item 7.  Exhibits.

     Second Amended and Restated Stockholders Agreement dated as of May 30, 1997 by and among Mariner, the members of the Kellett
Stockholders Group, Stiles A. Kellett, III and Barbara Katherine
Kellett.

                                            Page 15 of 19 Pages

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   November 5, 1997
                                   ______________________________
                                   (Date)


                                   /s/ Stiles A. Kellett, Jr
                                   ______________________________
                                   Stiles A. Kellett, Jr.

                                              Page 16 of 19 Pages
                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   November 6, 1997
                                   ______________________________
                                   (Date)


                                   /s/ Samuel B. Kellett
                                   ______________________________
                                   Samuel B. Kellett

                                              Page 17 of 19 Pages

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   November 5, 1997
                                   ______________________________
                                   (Date)


                                   /s/ William R. Bassett
                                   ______________________________
                                   William R. Bassett, as Trustee
                                   of the Samuel B. Kellett, Jr.
                                   Irrevocable Trust




                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  November 5, 1997
                                  ______________________________
                                  (Date)


                                  /s/ William R. Bassett


                                  ______________________________
                                   William R. Bassett, as Trustee
                                  of the Charlotte Rich Kellett
                                  Irrevocable Trust


                                             Page 18 of 19 Pages
                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  November 5, 1997
                                  ______________________________
                                  (Date)


                                  /s/ William R. Bassett
                                  ______________________________
                                   William R. Bassett, as Trustee
                                  of the Stiles A. Kellett, III
                                  Irrevocable Trust



                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  November 5, 1997
                                  ______________________________
                                  (Date)


                                  /s/ William R. Bassett
                                  ______________________________
                                   William R. Bassett, as Trustee
                                  of the Barbara Katherine
                                  Kellett Irrevocable Trust

                                             Page 19 of 19 Pages

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   November 5, 1997
                                   ______________________________
                                   (Date)

                                   Kellett Partners, L.P.



                                   By: /s/ Stiles A. Kellett, Jr.
                                   ______________________________
                                       Stiles A. Kellett, Jr.
                                       General Partner